UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________

FORM SD

Specialized Disclosure Report
_____________________________________________

Peloton Interactive Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39058	47-3533761
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

441 Ninth Avenue, Sixth Floor New York, New York	10001
(Address of principal executive offices)	(Zip Code)

Tammy Albarrán
Chief Legal Officer
(929) 567-0006
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of this Form SD of Peloton Interactive, Inc. (the “Company”), including the Company’s Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025, filed as Exhibit 1.01 hereto, is publicly available at https://investor.onepeloton.com/financial-information/sec-filings. The information contained on the Company’s website is not incorporated by reference into this Form SD or the Company’s Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report.

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.
Exhibit 1.01 – The Company's Conflict Minerals Report for the period January 1, 2025 to December 31, 2025.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Peloton Interactive, Inc.

By:	/s/ Tammy Albarrán	Date: June 1, 2026
Chief Legal Officer